Exhibit (a)(8)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

EVEREST REIT INVESTORS II, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain

(626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, January 22, 2018 – Everest REIT Investors I, LLC and Everest REIT Investors II, LLC today announced that they have decreased the price of their outstanding tender offer for shares of common stock in Carter Validus Mission Critical REIT, Inc. to $7.25 per share in cash, and they have extended the expiration date of such tender offer.  The expiration date for the tender offer has been extended to 9:00 p.m., Pacific Time, on February 2, 2018.  The offer was previously scheduled to expire at 5:00 p.m., Pacific Time, on January 29, 2018.  Based on the information available to the bidder, approximately 481,711 shares have been tendered to date.